August 2018 Altra Industrial Motion Filed by Altra Industrial Motion Corp.  Pursuant to Rule 425 under the Securities Act of 1933  and deemed filed pursuant to Rule 14a-12  under the Securities Exchange Act of 1934  Subject Company: Altra Industrial Motion Corp  (Commission File No. 001-33209)

SEC Disclosure Rules ADDITIONAL INFORMATION This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive Corporation (“Fortive”), Stevens Holding Company, Inc. (“Newco”) or Altra Industrial Motion Corp. (“Altra”). In connection with the proposed transaction, Newco filed a registration statement on Form S-4/S-1 containing a prospectus and Altra filed a registration statement on Form S-4 containing a prospectus (together, the “registration statements”) with the U.S. Securities and Exchange Commission (the “SEC”), in each case, on May 8, 2018. Altra also filed a definitive proxy statement on Schedule 14A with the SEC on August 6, 2018, and sent the definitive proxy statement to Altra stockholders in connection with the special meeting of stockholders in connection with the proposed transaction. Each of Altra and Newco has filed, and expects to file, amendments to the registration statements before they become effective. Investors and security holders are urged to read the registration statements and Altra’s definitive proxy statement and any further amendments to these filings when they become available as well as any other relevant documents to be filed with the SEC when they become available because such documents contain or will contain important information about Altra, Fortive, Newco and the proposed transaction. Altra’s definitive proxy statement, the registration statements and any further amendments to these filings as well as any other relevant documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. Such documents can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184 or by calling (781) 917 0527.   PARTICIPANTS IN THE SOLICITATION This communication is not a solicitation of a proxy from any security holder of Altra. However, Fortive, Altra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of Altra in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2018 Annual Meeting filed with the SEC on April 16, 2018. Information about the directors and executive officers of Altra may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, its definitive proxy statement relating to its 2018 Annual Meeting filed with the SEC on March 23, 2018 and its definitive proxy statement relating to the proposed transaction filed with the SEC on August 6, 2018.

Safe Harbor & Non-GAAP Financial Metrics Forward-Looking Statements: All statements, other than statements of historical fact included in this communication are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Forward-looking statements can generally be identified by phrases such as “believes,” “expects,” “potential,” “continues,” “may,” “should,” “seeks,” “predicts," “anticipates,” “intends,” “projects,” “estimates,” “plans,” “could,” “designed,” “should be,” and other similar expressions that denote expectations of future or conditional events rather than statements of fact. Forward-looking statements also may relate to strategies, plans and objectives for, and potential results of, future operations, financial results, financial condition, business prospects, growth strategy and liquidity, and are based upon financial data, market assumptions and management's current business plans and beliefs or current estimates of future results or trends available only as of the time the statements are made, which may become out of date or incomplete. Forward-looking statements are inherently uncertain, and investors must recognize that events could differ significantly from Altra’s expectations. These statements include, but may not be limited to, the statements under “Business Outlook,” Altra’s expectations regarding its tax rate, Altra’s expectations regarding its acquisition of Fortive’s Automation & Specialty platform (“Fortive A&S”) and Altra’s guidance for full year 2018.   In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) competitive pressures, (2) changes in economic conditions in the United States and abroad and the cyclical nature of Altra’s markets, (3) loss of distributors, (4) the ability to develop new products and respond to customer needs, (5) risks associated with international operations, including currency risks, (6) accuracy of estimated forecasts of OEM customers and the impact of the current global economic environment on Altra’s customers, (7) risks associated with a disruption to Altra’s supply chain, (8) fluctuations in the costs of raw materials used in Altra’s products, (9) product liability claims, (10) work stoppages and other labor issues, (11) changes in employment, environmental, tax and other laws and changes in the enforcement of laws, (12) loss of key management and other personnel, (13) risks associated with compliance with environmental laws, (14) the ability to successfully execute, manage and integrate key acquisitions and mergers, (15) failure to obtain or protect intellectual property rights, (16) risks associated with impairment of goodwill or intangibles assets, (17) failure of operating equipment or information technology infrastructure, (18) risks associated with Altra’s debt leverage and operating covenants under Altra’s debt instruments, (19) risks associated with restrictions contained in Altra’s Credit Facility, (20) risks associated with compliance with tax laws, (21) risks associated with the global recession and volatility and disruption in the global financial markets, (22) risks associated with implementation of Altra’s ERP system, (23) risks associated with the Svendborg and Stromag acquisitions and integration and other acquisitions, (24) risks associated with certain minimum purchase agreements Altra has with suppliers, (25) risks associated with Altra’s exposure to variable interest rates and foreign currency exchange rates, (26) risks associated with interest rate swap contracts, (27) risks associated with Altra’s exposure to renewable energy markets, (28) risks related to regulations regarding conflict minerals, (29) risks related to restructuring and plant consolidations, (30) risks related to Altra’s pending acquisition of Fortive A&S, including (a) the possibility that the conditions to the consummation of the proposed transaction will not be satisfied, (b) failure to obtain, delays in obtaining or adverse conditions related to obtaining stockholder or regulatory approvals, (c) the ability to obtain the anticipated tax treatment of the proposed transaction and related proposed transactions, (d) risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects, (e) the possibility that Altra may be unable to achieve expected synergies and operating efficiencies in connection with the proposed transaction within the expected time-frames or at all and to successfully integrate Fortive A&S, (f) expected or targeted future financial and operating performance and results, (g) operating costs, customer loss and business disruption (including, without limitation, difficulties in maintain relationships with employees, customers, clients or suppliers) being greater than expected following the proposed transaction, (h) failure to consummate or delay in consummating the proposed transaction for other reasons, (i) Altra’s ability to retain key executives and employees, (j) slowdowns or downturns in economic conditions generally and in the markets Fortive A&S’s businesses participate specifically, (k) slowdowns or downturns in the industrial economy, (l) lower than expected investments and capital expenditures in equipment that utilizes components produced by us or Fortive A&S, (m) lower than expected demand for Altra or Fortive A&S’s repair and replacement businesses, (n) Altra’s relationships with strategic partners, (o) the presence of competitors with greater financial resources than us and their strategic response to Altra’s products, (p) Altra’s ability to offset increased commodity and labor costs with increased prices, (q) Altra’s ability to successfully integrate the merged assets and the associated technology and achieve operational efficiencies, and (r) the integration of Fortive A&S being more difficult, time-consuming or costly than expected and (31) other risks, uncertainties and other factors described in Altra’s quarterly reports on Form 10-Q and annual reports on Form 10-K and in Altra’s other filings with the SEC or in materials incorporated therein by reference. Except as required by applicable law, Altra Industrial Motion Corp. does not intend to, update or alter its forward looking statements, whether as a result of new information, future events or otherwise.

A leader in power transmission motion control 23 industry-leading brands built through successful acquisitions that drive topline growth Leveraging Operational Excellence to generate superior growth and margins Business simplification initiatives drive further margin expansion Long-term opportunities to achieve above-average organic sales growth Fortive A&S merger expands product portfolio into higher growth, higher margin end markets Investment Highlights Transforming a global leader in electromechanical power transmission into a premier industrial company

Altra Today: A Leader in PT Products With Tremendous Brand Names Industry leading brands, highly engineered products CCB: Couplings, Clutches & Brakes ECB: Electromagnetic Clutches and Brakes Gearing YTD Division sales as of June 30, 2018 excluding eliminations

Balanced Diverse Global Markets Geographic segmentation based upon shipment destination

Proven Track Record of Delivering Superior Profitability Sales Growth EPS Growth Free Cash Flow Growth 2017 ROIC: 9% 7.8% CAGR 10.5% CAGR 9.4% CAGR 2010 to 2017 CAGR 2010: $520 2017: $877 2010: $1.02 2017: $2.05 2010: $25.5 2017: $47.8 Refer to the Appendix for a reconciliation of Non-GAAP free cash flow

Track Record of Increasing Payout Ratio Post-transaction closing, Altra intends to maintain its current dividend policy 2012 18% 2013 25% 2014 30% 2015 42% 2016 61% Dividend Payout Ratio 2012-2017 CAGR: +28% More than Tripled Dividend Since Initiation in 2012 2017 36%

DECEMBER 2016 Acquired Stromag DECEMBER 2013 Acquired Svendborg Brakes MAY 2011 Acquired Bauer Geared Motors MAY 2006 Acquired Bear Linear DECEMBER 2004 Genstar purchased Colfax Power Transmission and Kilian Manufacturing to form Altra Altra Was Built on Key Acquisitions… FEBRUARY 2007 Acquired TB Wood’s OCTOBER 2007 Acquired All Power JULY 2012 Acquired Lamiflex Hay Hall Group JULY 2014 Acquired Guardian Couplings ALTRA HAS A LONG TRACK RECORD OF SUCCESSFULLY INTEGRATING STRATEGIC ACQUISITIONS MARCH 2018 Merger With Fortive A&S Announced FEBRUARY 2006 Acquired Hay Hall Group DECEMBER 2006 Altra IPO Hay Hall Group

Fortive A&S at a Glance 2017 Actual Results A World Leader in Rotary Precision Motion Solutions 2017 Revenue Breakdown A World Leader in Linear Motion Solutions A World Leader in High-Efficiency Miniature Motors and Motion Control A World Leader in Heavy-Duty Diesel Engine Brake Systems and Valve Actuation Mechanisms 1 Non-GAAP measure. Adjusted EBITDA excludes standalone costs, corporate charges and certain other non-cash items. Refer to the Appendix for a reconciliation of Audited Net Income to Non-GAAP Adjusted EBITDA. Note: Hengstler and Dynapar, Fortive’s encoder brands within the A&S portfolio, are not part of the transaction and will remain a part of Fortive Revenue $907mm Adj. EBITDA ~$231mm1 Adj. EBITDA Margin ~25%1

Moves Altra Up the Technology Spectrum Bearings Chain Drives Belted Drives Adjustable Speed Drives & Motors Sensors Hydraulics Pneumatics Ind. Chemicals Plant Automation Material Handling Adjacent Products Power Transmission & Motion Control Industry Basic Electronics Couplings Clutches & Brakes Gearing Machine Automation Precision Motors / Controls Linear Motion Motion Control Industry Size Transaction significantly expands Power Transmission and Motion Control product coverage, moves Altra into several higher growth and higher margin categories Fortive A&S Focus Source: Industrial Market Information Inc., Channel Marketing Group, PTDA 2016 PTMC Market Size Report, management estimates Std. PT Std. & Eng. PT $40 billion $20 billion Altra Focus

Diversifies End-Market Exposure, Increases Exposure to Attractive Markets Robotic / Precision surgery Hygienic standards Operator-robot collaboration Autonomous mobile robotics Industry 4.0 Precision control & safety requirements Factory Automation Robotics Medical Health & safety requirements Rising global middle class Precision guidance High power density Miniaturization Electronics / sensors proliferation Electronics Aerospace Food & Bev Combined Company Serves Diverse End Markets Increased Exposure to Attractive Secular Trends Combined Entity Revenue Breakdown by End-Market ¹ ¹ 2016 end-market sales based upon internal estimates; pro forma for Altra’s Dec-2016 acquisition of Stromag. Broad market coverage Increases position in higher-growth verticals (medical, robotics) Reduces exposure to more cyclical end-markets (mining, oil & gas)

Expands Portfolio of Customer Solutions

Altra Industrial Motion

Sample Beverage Processing Line

Representative Altra Products
Representative A&S Products



Bottle Washer (Glass Bottles)
- Boston Gear Stainless Reducers
- Bauer Aseptic Gearmotors
- Kollmorgen Stainless Servos & Drives

Filling & Capping
- Warner Capping Clutch
- Kollmorgen Washdown Servos & Drives
- Micron Gearheads

Case Stackers
- Thomson Linear Units
- Micron Gearheads
- Thomson Linear Bearings & Guides
- Kollmorgen Servo & Drives

Inspection
- Kollmorgen Servos / Drives
- Thomson Motorized Lead Screw Actuators
- Micron Gearheads
- Huco Precision Couplings

Packing (Heat Shrink Tunnel)
- Bauer High Heat Gearmotors

Packing (Shrink Wrap)
- Bauer Gearmotors
- Kollmorgen Servos & Drives
- Micron Gearheads
- Thomson Linear Bearings & Guides

Case Forming
- Kollmorgen Servos
- Thomson Linear Units
- Micron Gearheads
- Thomson Linear Bearings & Guides

Palletizer
- Bauer Inline Gearmotors
- Boston Gear Bevel Gear Drives
- Thomson Linear Actuators
- Micron Gearheads

Labelling
- Kollmorgen Steppers
- Micron Gearheads

Conveyor
- Bauer Shaft Mount Gear Motors
- Boston Gear Worm Gear Drives
- Warner Clutch Brakes
- Formsprag Backstops
- TB Wood's Belted Drives and Elastomeric Couplings
- Thomson Linear Actuators

Loading
- Thomson Linear Actuators

13

World-Class Business System With Strong Policy Deployment Capabilities LEADERSHIP GROWTH LEAN Combined company will benefit from application of best-in-class business systems Significant engagement with customers to understand their requirements and improvement objectives Engineering teams strive to solve problems and assist in developing new products Continuous improvement culture engrained in both companies On-time delivery Lead time reduction Quality products and services Developing people to excel, grow, and drive continuous improvement

Transaction Improves Financial Profile

Altra Industrial Motion

Transaction doubles Altra's revenues and enables ~500 bps EBITDA margin expansion excluding run-rate synergies

	Altra 2017	Combined Company 2017 Pro Forma
Increased Scale Balanced Power Transmission & Motion Control Portfolio	~$0.9bn Net Sales Power Transmission: 100%	~$1.8bn Net Sales ~2x Standalone Power Transmission: ~60% Motion Control: ~40%
Structurally Higher Gross Margins	~32%	~36%[2] + ~400bps[2]
Improved Adj. EBITDA[1] and % Margin	~$133mm Adj. EBITDA ~15% Margins	~$364mm Adj. EBITDA[2] ~20% Margins[2] + ~ 500bps[2]
Improved Free Cash Flow Generation[3]	~$48mm	~$200mm+[4] $1bn+ cumulative next 5 years

[1] Non-GAAP measure. Refer to the Appendix for a reconciliation of Audited Net Income to Non-GAAP Adjusted EBITDA
[2] Non-GAAP measure. Reflects the sum of the Adj. EBITDA of Altra and the Adj. EBITDA of Fortive A&S. Does not include synergies. Excludes stand-alone costs, corporate charges and certain other non-cash items.
[3] Non-GAAP measure. Represents cash flow from operations less capital expenditures. Refer to the Appendix for a reconciliation of audited cash flow from operations to non-GAAP free cash flow.
[4] Non-GAAP measure. Reflects the sum of the free cash flow of Altra and the free cash flow of Fortive A&S

15

Attractive Synergies of More Than $50mm Expected

Enhanced stockholder value through participation in upside from synergies

Expected Annual Gross Synergies[1] ($mm)



Cost Synergies
Revenue Synergies
(Operating Income Impact)
$18
$2
$16
$31
$3
$28
$43
$5
$38
$52
$6
$46
FY2019
FY2020
FY2021
FY2022

	FY2019	FY2020	FY2021	FY2022
Costs to Achieve Synergies	~$15	~$3	~$6	-

- Clearly identified estimated run-rate synergies of more than $50mm
- Upside from estimated revenue synergies ($20mm revenue, $6mm Operating Income drop through)
- Strong culture of continuous improvement at each organization to support synergy realization

[1] Based on synergies amount flowing to Operating Income; excludes costs to achieve synergies.

16

Significant Free Cash Flow Enabling Altra to De-lever Quickly

Altra Industrial Motion

Altra to prioritize debt pay down until leverage metrics return to 2.0-3.0x Net Debt/EBITDA

Combined Company Net Debt / LTM Adj. EBITDA[1]


~4.6x
<3.0x
2017 Pro Forma 2
FY2020
Target

1. **Free cash flow generation: >$1 billion in five years**
2. **Combined company FY17 pro forma Adj. EBITDA margins of 20% (excluding synergies)[3]**
3. **Significant cash flow generation enables quick de-levering**

[1] Non-GAAP measure. Estimated Altra Net Debt/LTM EBITDA at close, including 50% credit for estimated run-rate cost synergies of $46mm. Refer to the Appendix for a reconciliation of Audited Net Income to Non-GAAP Adjusted EBITDA

[2] As of December 31, 2017, Altra had $276 million of indebtedness outstanding and as of December 31, 2017 on a pro forma basis after giving effect to the Transactions, Altra would have had $1,722.4 million of indebtedness outstanding.

[3] Non-GAAP measure. Reflects the sum of the Adj. EBITDA of Altra and the Adj. EBITDA of Fortive A&S.

17

Confidence in Ability to Integrate And Execute on Transaction Benefits Risk Mitigation Benefits Under Altra Ownership Combined business is stable and growing Lower cost structure will improve win rates Increased customer diversification and end-market exposure Cover customers across a broader technology spectrum Enhanced and complementary capabilities to better meet customer needs Altra to build on its significant operational expertise through Fortive Business System knowledge Similar cultures between both companies Strengthen customer relationships due to greater product offering Significant expertise successfully integrating acquisitions Fortive A&S employees now aligned in a pure play structure Altra end-markets continue to recover from trough (mining, oil & gas, farm, metals) Expanded professional growth and development opportunities

Roadmap to Completion Approval by Altra shareholders Customary closing conditions, including IRS tax ruling and applicable tax opinions, and regulatory approvals Received antitrust and merger clearance in all relevant jurisdictions Registration Statements and Proxy Statement filed with the SEC Transaction financing Estimated transaction close by the end of the year Transaction Timeline

A leader in power transmission motion control 23 industry-leading brands built through successful acquisitions that drive topline growth Leveraging Operational Excellence to generate superior growth and margins Business simplification initiatives drive further margin expansion Long-term opportunities to achieve above-average organic sales growth Fortive A&S merger expands product portfolio into higher growth, higher margin end markets Investment Highlights Transforming a global leader in electromechanical power transmission into a premier industrial company

Appendix – Select Q2 Earnings Release Materials & Non-GAAP Reconciliation Investor Presentation

Q2 2018 Financial Highlights * Non-GAAP measure Q2 2018 Q2 2017 Sales $237.3 $223.4 Total 6.2% Organic Growth 2.9% FX 3.3% GAAP Diluted EPS $0.65 $0.53 Non-GAAP Diluted EPS* $0.71 $0.56999999999999995 Non-GAAP OPI Margin* 0.12 0.112

Balance Sheet Highlights Paying down debt remains a priority No share re-purchases in Q2 (amounts in millions) Q2 2018 Q2 2017 Cash $38.1 $59 Total Debt $261.39999999999998 $308.39999999999998 Total Debt less Cash $223.29999999999998 0.35099025463690664 $249.39999999999998 0.40342931090262046 Equity $412.9 0.64900974536309342 $368.8 0.59657068909737943 Equity plus Debt, less Cash $636.19999999999993 100.0% $618.20000000000005 100.0% Shares Outstanding 29.1 29.3 Net Debt 0.35099025463690664 Equity 0.64900974536309342

2018 Guidance

Discussion of Non-GAAP Measures * As used in these slides posted on the Company's website, non-GAAP diluted earnings per share, non-GAAP income from operations and non-GAAP net income are each calculated using either net income or income from operations that excludes acquisition related costs, restructuring costs, and other income or charges that management does not consider to be directly related to the Company's core operating performance. Non-GAAP gross profit calculated using gross profit that excludes income or charges that management does not consider to be directly related to the Company’s core operating performance. Non-GAAP diluted earnings per share is calculated by dividing non-GAAP net income by GAAP weighted average shares outstanding (diluted). Non-GAAP free cash flow is calculated by deducting purchases of property, plant and equipment from net cash flows from operating activities. Non-GAAP operating working capital is calculated by deducting accounts payable from net trade receivables plus inventories. Altra believes that the presentation of non-GAAP net income, non-GAAP income from operations, non-GAAP gross profit, non-GAAP diluted earnings per share, non-GAAP free cash flow and non-GAAP operating working capital provides important supplemental information to management and investors regarding financial and business trends relating to the Company's financial condition and results of operations.

Altra’s Non-GAAP Measures Non-GAAP Net Income (amounts in millions) Q2 2018 Q2 2017 Reported Net Income $19 $15.4 Restructuring and consolidation costs 0.6 1.2 Supplier warranty settlement -2 - Acquisition related expenses 1.8 0.6 Tax impact of above adjustments 1.3 -1 -0.5 -2 Non-GAAP net income $20.8 $16.600000000000001 Non-GAAP diluted earnings per share $0.71 $0.56999999999999995 (1) Tax impact is calculated by multiplying the estimated effective tax rate for the period of 24.2% by restructuring and consolidation costs. Acquisition related expenses in the quarter are not tax deductible, therefore the tax impact has been eliminated. The supplier warranty settlement income is not taxable in the local jurisdiction, therefore, no tax impact has been assumed. (2) tax impact is calculated by multiplying the estimated effective tax rate, 29.9% by the above items Non-GAAP Income from operations (amounts in millions) Q2 2018 Q2 2017 Reported Income from Operations $28 $23.1 Restructuring and consolidation costs 0.6 1.2 Supplier warranty settlement -2 - Amortization of inventory fair value adjustment - - Acquisition related expenses 1.8 0.6 Non-GAAP income from operations $28.5 $24.900000000000002 Free Cash Flow (amounts in millions) Q2 2018 Q2 2017 Operating Cash Flow $25.400000000000002 $23 Less Capex -7.9 -7.1000000000000005 Free Cash Flow $17.5 $15.899999999999999 *Reconciliation of 2018 Non-GAAP Net Income and Diluted EPS Guidance (Amounts in millions except per share information) Fiscal Year 2018 Fiscal Year 2018 Diluted earnings per share Net Income per Share Diluted $60.0 - $61.4 $2.06 - $2.11 Restructuring and consolidation costs 2.0 - 4.0 Acquisition related expenses 7.2 Loss on settlement of pension plan 5.0999999999999996 Supplier warranty settlement -2 Tax impact of above adjustments** (1.0) - (1.5) Non-GAAP Net Income $71.3 - $74.2 $2.45 - $2.55 * Adjustments are pre tax, with net tax impact listed separatrely ** Tax impact is calculated by multiplying the effective tax rate for the period of 26.0% by the above items. Non-GAAP Operating Working Capital (amounts in millions) Q2 2018 Q2 2017 Accounts Receivable $146.4 $135.5 Inventories 149.6 145.6 Accounts Payable -62.9 -68 Operating Working Capital $233.1 $213.10000000000002

Altra 2017 EBITDA Reconciliation Altra Quarterly 6/30/18 LTM EBITDA Reconciliation Altra’s Non-GAAP Measures EBITDA Reconciliation (amounts in millions) Q3 2017 Q4 2017 Q1 2018 Q2 2018 LTM Net Income $13.3 $12.4 $9 $19 $53.7 Asset Impairment and Other, Net 0.13600000000000001 1 0 0.3 1.4360000000000002 Taxes 5.5 3.9 3.9 7.3 20.6 Interest Expense, net 1.8 2.2000000000000002 1.8 2.1 7.9 Depreciation Expense 6.9 6.7000000000000011 6.9 6.9 27.4 Amortization Expense 2.3999999999999995 2.4000000000000004 2.5 2.4000000000000004 9.6999999999999993 Acquisition related expenses 0.1 0.5 5.4 1.8 7.8 Loss on partial settlement of pension plans 0 1.7 5.0999999999999996 0 6.8 Stock Compensation Expense 1.2999999999999996 0.7999999999999996 1.3 1.4000000000000001 4.8 Supplier warranty settlement 0 0 0 -2 -2 Restructuring and consolidation expense 0.7 0.4 0.9 0.6 2.6 Adjusted EBITDA $32.136000000000003 $32 $36.799999999999997 $39.799999999999997 $140.73600000000002

Fortive A&S Non-GAAP Measures Reconciliation of 2017 A&S Free Cash Flow